Exhibit 99.1

FOR IMMEDIATE RELEASE
(All amounts in U.S. dollars.                                        July 29, 2020
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2020 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended June 30, 2020 (Q2 2020).
Q2 2020 Highlights

•	Revenue: $1.49 billion, increased 3% compared to $1.45 billion for the second quarter of 2019 (Q2 2019), and was higher than anticipated.

•	Operating margin (non-IFRS)*: 3.4%, compared to 2.5% for Q2 2019.

•
Advanced Technology Solutions (ATS) segment revenue**: decreased 11% compared to Q2 2019, and represented 34% of total revenue, compared to 39% of total revenue for Q2 2019; ATS segment margin** was 3.1%, compared to 2.8% for Q2 2019.

•
Connectivity & Cloud Solutions (CCS) segment revenue**: increased 12% compared to Q2 2019, and represented 66% of total revenue, compared to 61% of total revenue for Q2 2019; CCS segment margin** was 3.6%, compared to 2.4% for Q2 2019.

•	IFRS earnings per share (EPS): $0.10 per share, compared to a $0.05 loss per share for Q2 2019.

•	Adjusted EPS (non-IFRS)*: $0.25 per share, compared to $0.12 per share for Q2 2019.

•	Adjusted return on invested capital (non-IFRS)*: 12.9%, compared to 8.4% for Q2 2019.

•	Free cash flow (non-IFRS)*: $37.9 million, compared to $46.5 million for Q2 2019.

•	Repaid $61.0 million of outstanding term loan borrowings.

•	Global network operating at approximately 95% of normal workforce levels.

•	Undrawn $450 million revolver(1).

•	Approximately $435 million in cash/cash equivalents.

"Celestica delivered strong revenue growth and improved non-IFRS operating margin, paid down long-term debt, and continued to generate robust non-IFRS free cash flow in the second quarter," said Rob Mionis, President and CEO, Celestica.

"Celestica’s global team remains focused on executing for our customers despite the challenging macro environment caused by the COVID-19 pandemic. Our results demonstrate the progress we are making on our strategy and our on-going commitment to generating long-term sustainable profitable growth."

*Non-IFRS (International Financial Reporting Standards) measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation to the most directly comparable IFRS measures.
** Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense (A&D), industrial, energy, healthtech, and capital equipment (CE) businesses (CE consists of semiconductor, display, and power & signal distribution equipment). Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 audited consolidated financial statements for further detail.
(1) excluding ordinary course letters of credit.

COVID-19 Update

Our Q2 2020 results reflect the benefits of our portfolio reshaping initiatives, our productivity actions in both our CCS and ATS segments, and our value-added solutions across a broad range of markets. Notwithstanding the foregoing, COVID-19 continued to have an adverse impact on our business in Q2 2020. In addition to the demand impacts due to COVID-19 on our revenue, we had an approximate $56 million aggregate adverse revenue impact across our businesses in Q2 2020 resulting from COVID-19-related materials constraints. We also estimate that COVID-19-related costs incurred during Q2 2020 were approximately $18 million, comprised of direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, and idle labor costs resulting from shelter-in-place orders and manufacturing capacity restrictions, as well as incremental direct costs for labor, expedite fees and freight premiums, costs for cleaning supplies and personal protective equipment, and IT-related costs to support our work-from-home arrangements. These costs however, were largely offset by an aggregate of $16 million in government subsidies and customer recoveries we recognized in Q2 2020.

For further information on the Q2 2020 impact of COVID-19 on our business, and the anticipated and potential future impacts of COVID-19 on our business, please see "Segment Updates" below, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations, to be filed at www.sedar.com and furnished on Form 6-K at www.sec.gov.

Segment Updates

ATS Segment:

ATS segment revenue decreased in Q2 2020 compared to Q2 2019, as strong demand in our CE business and new program ramps in our healthtech business were more than offset by demand weakness in our A&D (commercial aerospace) and industrial businesses, mainly due to the impact of COVID-19, and in addition with respect to our A&D business, the production slow-down of the Boeing 737 Max. The increase in ATS segment margin in Q2 2020 compared to Q2 2019 was primarily attributable to improvements in our CE business (driven by higher productivity and volume leverage), partly offset by reduced profit contribution from our A&D business. We expect adverse market dynamics in our A&D, industrial and display businesses related to COVID-19 (each described below), and additionally with respect to our A&D business, delays in the Boeing 737 Max returning to service, to continue into Q3 2020 and subsequent periods.

Demand from our semiconductor CE customers improved in Q2 2020 from Q2 2019, and we expect such demand to remain strong in the second half of 2020. We continue to expect a soft near-term display market, as capacity expansion projects are delayed, largely driven by weak demand for smart-phones. However, we believe that our productivity initiatives, including repositioning the majority of our display programs to our South Korea facility, combined with our expanded customer base, better position us to operate this business more effectively.

While demand in our defense business was stable in Q2 2020, adverse conditions in the commercial aerospace market continued to negatively impact our A&D business in Q2 2020. Improving but continued materials constraints (exacerbated by COVID-19), and the significant adverse COVID-19-related impacts to the aviation industry, adversely impacted our A&D business in Q2 2020, and are expected to continue over the next few quarters. Although our A&D business was profitable in Q2 2020, we took cost reduction actions in Q2 2020, which will continue into Q3 2020, as a result of reduced levels of demand.

COVID-19-related demand reductions also adversely impacted our industrial business in Q2 2020 as compared to the prior year period. We expect weak demand in this market to continue in the near term. However, our healthtech business benefited from new program ramps in Q2 2020. We continue to see strong demand for diagnostic and 'point of care' equipment, along with modest improvement in the demand for elective surgical products.

CCS Segment:

The increase in CCS segment revenue in Q2 2020 compared to Q2 2019 reflects strength in our Joint Design and Manufacturing (JDM) business, including increased demand from service providers, which more than offset revenue declines from planned disengagements associated with our CCS revenue portfolio review (CCS Review), and the impact of COVID-19. We expect near-term continued growth from our JDM business. CCS segment margin improved in Q2 2020 compared to Q2 2019, primarily due to favorable mix, including increased JDM programs, improved operating leverage, and the positive impact of our productivity initiatives.

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Our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement) is progressing as planned, and we continue to expect the transition (including associated restructuring actions) to be largely complete by the end of 2020. We anticipate that substantially all of the revenue impact from the Cisco Disengagement will be reflected in our results for the second half of 2020.

Restructuring Update

Although we continue to estimate that restructuring charges in connection with our Cisco Disengagement will be lower than originally anticipated, as previously disclosed, we intend to take additional restructuring actions in 2020 to adjust our cost base in response to shifting demand, due in part to the impact of COVID-19. In connection therewith (and notwithstanding previous increased expectations), we currently anticipate that total restructuring costs in 2020 for this expanded program will be approximately $30 million (consistent with our original estimate). We expect to substantially complete this restructuring program by the end of 2020. We recorded a total of $15.3 million in restructuring charges during the first half of 2020, including $7.3 million of restructuring charges recorded in Q2 2020. Our restructuring charges for Q2 2020 included actions to right-size our commercial aerospace facilities and industrial business in response to the ongoing reductions in demand described above. We expect these commercial aerospace and industrial business restructuring efforts to continue into Q3 2020.

Summary of Selected Q2 2020 Results

Q2 2020
IFRS revenue (in billions)	$1.49
IFRS EPS (1)	$0.10
IFRS earnings before income taxes as a % of revenue	1.4%
Non-IFRS operating margin	3.4%
IFRS SG&A (in millions)	$58.0
Non-IFRS adjusted SG&A (in millions)	$53.3
Non-IFRS adjusted EPS	$0.25

(1) IFRS EPS of $0.10 for Q2 2020 included an aggregate charge of $0.16 (pre-tax) per share for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), and restructuring charges. See the tables in Schedule 1 and note 9 to our June 30, 2020 unaudited interim condensed consolidated financial statements (Q2 2020 Interim Financial Statements) for per-item charges.
IFRS EPS for Q2 2020 included a $0.06 per share negative impact attributable to restructuring charges and a $0.02 per share negative impact attributable to estimated direct and indirect costs due to COVID-19 (described above), net of government subsidies and customer recoveries recognized in the quarter. IFRS EPS of $0.08 for the first half of 2020 (1H 2020) included a $0.12 per share negative impact attributable to restructuring charges and a $0.04 per share negative impact attributable to estimated direct and indirect costs due to COVID-19, net of government subsidies and customer recoveries recognized in the period. IFRS loss per share for Q2 2019 included an aggregate $0.08 per share negative impact attributable to other charges, most significantly restructuring charges ($0.07 per share negative impact). IFRS EPS of $0.63 for the first half of 2019 (1H 2019) included an aggregate $0.60 per share net benefit attributable to other charges (recoveries), consisting of a $0.75 per share gain ($102.0 million) recorded on the sale of our Toronto real property completed in March 2019, offset in part by: (i) related Toronto Transition Costs ($0.03 per share negative impact); and (ii) restructuring charges ($0.12 per share negative impact). See Schedule 1 for the definition of Toronto Transition Costs, and the exclusions used to determine non-IFRS adjusted EPS for each of the foregoing periods. See note 9 to our Q2 2020 Interim Financial Statements for quantification of the components of other charges (recoveries) for each of the foregoing periods.

See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures.

Third Quarter 2020

We are not providing specific financial guidance for the third quarter of 2020 (Q3 2020) at this time. Due to the size and geographic diversity of our network (36 manufacturing sites in 14 countries), the persistence and potential resurgence of the pandemic, and the variability of governmental responses, significant uncertainty continues with respect to the future impact of COVID-19 on our customers, our supply base and our business. However, we currently anticipate that our Q3 2020 results will be largely in line with our Q2 2020 results, should conditions neither improve, nor deteriorate further.

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Q2 2020 Webcast
Management will host its Q2 2020 results conference call today at 8:00 a.m. Eastern Daylight Time (EDT). The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, those related to the impact of the COVID-19 pandemic on our business; our priorities, goals and strategies; trends in the electronics manufacturing services (EMS) industry and our segments (including the components thereof), and their anticipated impact; the anticipated impact of specified adverse market conditions in each of our segments (and/or component businesses) and near term expectations; our anticipated financial and/or operational results; our intention to apply for, and the anticipated receipt of, COVID-19-related government subsidies (Subsidies); our credit risk; our liquidity; anticipated expenses, including anticipated restructuring charges and the timing of our current restructuring program; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; and our financial statement estimates and assumptions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the scope, duration and impact of the COVID-19 pandemic; customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed with our products and services; the cyclical nature of our CE business, particularly our semiconductor and display businesses; competitive factors and adverse market conditions affecting the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; delays in the delivery and availability of components, services and materials; unanticipated changes in customer demand; the inability to maintain adequate utilization of our workforce; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; negative impacts on our business resulting from outstanding third-party indebtedness; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; customer, competitor and/or supplier consolidation; compliance with customer-driven policies and standards, and third party certification requirements, including climate change and other social responsibility initiatives; challenges associated with new customers or programs, or the provision of new services; the impact of restructuring actions and productivity initiatives, including a failure to achieve anticipated benefits from actions associated with the CCS Review, including the Cisco Disengagement; the incurrence of future restructuring charges, impairment charges or operating losses; managing our business

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during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: Britain's departure from the European Union (Brexit), policies or legislation proposed or instituted by the current administration in the U.S., the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of (in addition to COVID-19) other widespread illness or disease; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness; foreign currency volatility; our global operations and supply chain; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; a failure to qualify for and/or collect anticipated Subsidies; compliance with applicable laws, regulations, and government subsidies (including any Subsidies received); the management of our IT systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations; deterioration in financial markets or the macro-economic environment; and current or future litigation, governmental actions, and/or changes in legislation or accounting standards. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2019 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain; our ability to qualify for, and to the extent received, maintain compliance with the conditions of, specified Subsidies; the timing and execution of, and investments associated with, ramping new business; the successful pursuit, completion and integration of acquisitions; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to successfully diversify our customer base and develop new capabilities; that we achieve the expected benefits from our recent acquisitions; the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom; anticipated demand strength in certain of our businesses; and demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Communications                 Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Measures

The non-IFRS measures included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT or operating earnings as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating our non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and acquisition inventory fair value adjustments, all net of the associated tax adjustments (which are set forth in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).
We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.
The economic substance of the exclusions described above (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges, net of recoveries, consist of: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); acquisition-related consulting, transaction and integration costs, and when applicable, charges related to the subsequent re-measurement of indemnification assets in connection with our acquisition of Impakt Holdings, LLC (collectively, Acquisition Costs); legal settlements (recoveries); credit facility-related waiver fees in the fourth quarter of 2019 (Q4 2019); and post-employment benefit plan losses (Q4 2019). We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at

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different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.
Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations; write-downs of owned property and equipment which are no longer used and are available for sale; and reductions in infrastructure.
Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the sale of our Toronto real property) (collectively, Toronto Transition Costs) and (ii) costs recorded in connection with the transfer of certain capital equipment manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. Transition Recoveries consist of the gain we recorded in March 2019 on the sale of our Toronto real property. We believe that excluding these costs and recoveries (including Internal Relocation Costs, which commenced in the third quarter of 2019), permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete, and the recovery pertains only to the first quarter of 2019.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Acquisition inventory fair value adjustments relate to the write-up of the inventory acquired in connection with our acquisitions, representing the difference between the cost and fair value of such inventory. We exclude the impact of the recognition of these adjustments, when incurred, because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as their impact is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures (in millions, except percentages and per share amounts):

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	Three months ended June 30				Six months ended June 30
	2019		2020		2019		2020
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,445.6		$1,492.4		$2,878.7		$2,811.0

IFRS gross profit	$97.8	6.8%	$108.6	7.3%	$185.2	6.4%	$199.6	7.1%
Employee SBC expense	3.4		3.0		10.0		7.8
Non-IFRS adjusted gross profit	$101.2	7.0%	$111.6	7.5%	$195.2	6.8%	$207.4	7.4%

IFRS SG&A	$60.7	4.2%	$58.0	3.9%	$116.8	4.1%	$114.4	4.1%
Employee SBC expense	(4.8)		(4.7)		(10.0)		(11.2)
Non-IFRS adjusted SG&A	$55.9	3.9%	$53.3	3.6%	$106.8	3.7%	$103.2	3.7%

IFRS earnings (loss) before income taxes	$(1.0)	—%	$21.2	1.4%	$93.8	3.2%	$23.5	0.8%
Finance costs	12.6		8.9		26.2		19.7
Employee SBC expense	8.2		7.7		20.0		19.0
Amortization of intangible assets (excluding computer software)	6.4		5.7		12.8		11.4
Other Charges (recoveries)	10.5		7.3		(81.0)		15.3
Non-IFRS operating earnings (adjusted EBIAT) (1)	$36.7	2.5%	$50.8	3.4%	$71.8	2.5%	$88.9	3.2%

IFRS net earnings (loss)	$(6.1)	(0.4)%	$13.3	0.9%	$84.2	2.9%	$10.1	0.4%
Employee SBC expense	8.2		7.7		20.0		19.0
Amortization of intangible assets (excluding computer software)	6.4		5.7		12.8		11.4
Other Charges (recoveries)	10.5		7.3		(81.0)		15.3
Adjustments for taxes (2)	(3.6)		(2.3)		(4.8)		(3.4)
Non-IFRS adjusted net earnings	$15.4		$31.7		$31.2		$52.4

Diluted EPS
Weighted average # of shares (in millions) *	131.9		129.1		134.3		129.1
IFRS earnings (loss) per share *	$(0.05)		$0.10		$0.63		$0.08
Non-IFRS adjusted earnings per share	$0.12		$0.25		$0.23		$0.41
# of shares outstanding at period end (in millions)	128.4		129.1		128.4		129.1

IFRS cash provided by operations	$90.3		$64.6		$161.6		$147.9
Purchase of property, plant and equipment, net of sales proceeds	(23.2)		(10.1)		70.1		(22.3)
Lease payments (3)	(9.5)		(9.6)		(18.8)		(18.0)
Finance costs paid (excluding debt issuance costs) (3)	(11.1)		(7.0)		(21.7)		(15.9)
Non-IFRS free cash flow (3)	$46.5		$37.9		$191.2		$91.7

IFRS ROIC % (4)	(0.2)%		5.4%		10.6%		2.9%
Non-IFRS adjusted ROIC % (4)	8.4%		12.9%		8.1%		11.2%

*
IFRS earnings (loss) per diluted share is calculated by dividing IFRS net earnings (loss) by the number of diluted weighted average shares outstanding (DWAS). In order to calculate IFRS loss per diluted share for Q2 2019, we used a DWAS of 131.1 million as at June 30, 2019. Because we reported a net loss on an IFRS basis in Q2 2019, the DWAS for such period-end excluded 0.8 million subordinate voting shares underlying in-the-money stock-based awards, as including these shares would be anti-dilutive. However, we included these shares in the DWAS used to calculate non-IFRS adjusted earnings (per diluted share) for such period because such shares were dilutive in relation to this non-IFRS measure.

(1)
Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, finance costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). Finance costs consist of interest expense and fees related to our credit facility (including debt issuance

     vii                         more...

and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. See note 9 to our Q2 2020 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (recoveries).

(2)	The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts.

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Six months ended
	June 30				June 30
	2019	Effective tax rate	2020	Effective tax rate	2019	Effective tax rate	2020	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$5.1	(510)%	$7.9	37%	$9.6	10%	$13.4	57%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.1		0.7		0.5		1.0
Other Charges	0.2		1.6		0.4		2.0
Non-core tax impacts related to tax uncertainties*	3.3		—		3.9		0.4
Non-core tax impact related to prior acquisition**	(1.3)		—		(1.3)		—
Non-core tax impact related to restructured sites	1.3		—		1.3		—

Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$8.7	36%	$10.2	24%	$14.4	32%	$16.8	24%
* Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in such periods.
** Consists of a deferred tax adjustment attributable to our acquisition of Impakt Holdings, LLC for the 2019 periods.

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including from the sale of our Toronto real property), lease payments (including under IFRS 16), and finance costs paid (excluding any debt issuance costs and when applicable, waiver fees related to our credit facility paid). We do not consider debt issuance costs (nil and $0.3 million paid in Q2 2020 and 1H 2020, respectively; $0.9 million and $1.8 million paid in Q2 2019 and 1H 2019, respectively) or waiver fees related to our credit facility ($2.0 million paid in Q4 2019) to be part of our core operating expenses. As a result, these costs are excluded from total finance costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)
Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

	Three months ended		Six months ended
	June 30		June 30
	2019	2020	2019	2020

IFRS earnings (loss) before income taxes	$(1.0)	$21.2	$93.8	$23.5
Multiplier to annualize earnings	4	4	2	2
Annualized IFRS earnings (loss) before income taxes	$(4.0)	$84.8	$187.6	$47.0

Average net invested capital for the period	$1,750.8	$1,572.5	$1,768.2	$1,593.5

IFRS ROIC % (1)	(0.2)%	5.4%	10.6%	2.9%

	Three months ended		Six months ended
	June 30		June 30
	2019	2020	2019	2020

Non-IFRS operating earnings (adjusted EBIAT)	$36.7	$50.8	$71.8	$88.9
Multiplier to annualize earnings	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$146.8	$203.2	$143.6	$177.8

Average net invested capital for the period	$1,750.8	$1,572.5	$1,768.2	$1,593.5

Non-IFRS adjusted ROIC % (1)	8.4%	12.9%	8.1%	11.2%

		December 31 2019	March 31 2020	June 30 2020

Net invested capital consists of:
Total assets		$3,560.7	$3,537.8	$3,788.1
Less: cash		479.5	472.1	435.9
Less: ROU assets		104.1	96.9	94.4
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,341.7	1,397.5	1,684.1
Net invested capital at period end (1)		$1,635.4	$1,571.3	$1,573.7

		December 31 2018	March 31 2019	June 30 2019

Net invested capital consists of:
Total assets		$3,737.7	$3,688.1	$3,633.7
Less: cash		422.0	457.8	436.5
Less: ROU assets		—	115.8	116.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,512.6	1,344.8	1,349.2
Net invested capital at period end (1)		$1,803.1	$1,769.7	$1,731.8

(1)	See footnote 4 of the previous table.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2019	June 30 2020

Assets
Current assets:
Cash and cash equivalents		$479.5	$435.9
Accounts receivable	5	1,052.7	1,135.4
Inventories	6	992.2	1,206.1
Income taxes receivable		7.7	4.5
Assets classified as held for sale		0.7	—
Other current assets		59.2	68.2
Total current assets		2,592.0	2,850.1

Property, plant and equipment		355.0	342.5
Right-of-use assets		104.1	94.4
Goodwill	4	198.3	198.2
Intangible assets	4	251.3	240.2
Deferred income taxes		33.6	38.0
Other non-current assets		26.4	24.7
Total assets		$3,560.7	$3,788.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	7	$139.6	$76.3
Accounts payable		898.0	1,116.9
Accrued and other current liabilities	6	370.9	494.9
Income taxes payable		46.7	48.0
Current portion of provisions		26.1	24.3
Total current liabilities		1,481.3	1,760.4

Long-term portion of borrowings under credit facility and lease obligations	7	559.1	495.9
Pension and non-pension post-employment benefit obligations		107.1	103.0
Provisions and other non-current liabilities		28.6	39.1
Deferred income taxes		28.4	27.4
Total liabilities		2,204.5	2,425.8

Equity:
Capital stock	8	1,832.1	1,834.3
Treasury stock	8	(14.8)	(14.0)
Contributed surplus		982.6	986.3
Deficit		(1,420.1)	(1,410.0)
Accumulated other comprehensive loss		(23.6)	(34.3)
Total equity		1,356.2	1,362.3
Total liabilities and equity		$3,560.7	$3,788.1

Commitments and Contingencies (note 13).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2019	2020	2019	2020

Revenue	3	$1,445.6	$1,492.4	$2,878.7	$2,811.0
Cost of sales	6	1,347.8	1,383.8	2,693.5	2,611.4
Gross profit		97.8	108.6	185.2	199.6
Selling, general and administrative expenses (SG&A)		60.7	58.0	116.8	114.4
Research and development		7.2	6.6	13.8	13.4
Amortization of intangible assets		7.8	6.6	15.6	13.3
Other charges (recoveries)	9	10.5	7.3	(81.0)	15.3
Earnings from operations		11.6	30.1	120.0	43.2
Finance costs		12.6	8.9	26.2	19.7
Earnings (loss) before income taxes		(1.0)	21.2	93.8	23.5
Income tax expense (recovery)	10
Current		3.9	15.7	9.6	19.5
Deferred		1.2	(7.8)	—	(6.1)
		5.1	7.9	9.6	13.4
Net earnings (loss) for the period		$(6.1)	$13.3	$84.2	$10.1

Basic earnings (loss) per share		$(0.05)	$0.10	$0.63	$0.08
Diluted earnings (loss) per share		$(0.05)	$0.10	$0.63	$0.08

Shares used in computing per share amounts (in millions):
Basic		131.1	129.1	133.4	129.0
Diluted		131.1	129.1	134.3	129.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2019	2020	2019	2020

Net earnings (loss) for the period	$(6.1)	$13.3	$84.2	$10.1
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations	0.3	0.4	0.1	(0.8)
Changes from currency forward derivatives designated as hedges	5.2	14.2	10.8	(1.5)
Changes from interest rate swap derivatives designated as hedges	(5.4)	0.5	(8.9)	(8.4)
Total comprehensive income (loss) for the period	$(6.0)	$28.4	$86.2	$(0.6)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2019		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	8
Issuance of capital stock		5.3	—	(5.3)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Stock-based compensation (SBC) and other		—	13.7	7.1	—	—	20.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	84.2	—	84.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	0.1	0.1
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(8.9)	(8.9)
Balance -- June 30, 2019		$1,827.0	$(6.5)	$973.5	$(1,397.5)	$(24.5)	$1,372.0

Balance -- January 1, 2020		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions	8
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Purchase of treasury stock for SBC plans		—	(13.1)	—	—	—	(13.1)
SBC and other		—	13.9	5.9	—	—	19.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	10.1	—	10.1
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(0.8)	(0.8)
Changes from currency forward derivatives designated as hedges		—	—	—	—	(1.5)	(1.5)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(8.4)	(8.4)
Balance -- June 30, 2020		$1,834.3	$(14.0)	$986.3	$(1,410.0)	$(34.3)	$1,362.3

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2019	2020	2019	2020

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$(6.1)	$13.3	$84.2	$10.1
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		34.2	31.3	68.7	62.7
Equity-settled SBC expense	8	8.2	7.7	20.0	19.0
Other charges (recoveries) (a)	9	3.1	0.2	(98.2)	1.7
Finance costs		12.6	8.9	26.2	19.7
Income tax expense		5.1	7.9	9.6	13.4
Other		1.2	(8.3)	11.1	(0.9)
Changes in non-cash working capital items:
Accounts receivable		12.3	(150.8)	182.8	(82.7)
Inventories		(7.7)	(133.7)	4.0	(213.9)
Other current assets		20.6	(2.2)	15.3	(2.2)
Accounts payable, accrued and other current liabilities and provisions		11.6	296.5	(152.8)	335.8
Non-cash working capital changes		36.8	9.8	49.3	37.0
Net income tax paid		(4.8)	(6.2)	(9.3)	(14.8)
Net cash provided by operating activities		90.3	64.6	161.6	147.9

Investing activities:
Acquisitions, net of cash acquired	4	1.4	—	1.4	—
Purchase of computer software and property, plant and equipment		(23.2)	(11.2)	(42.9)	(23.5)
Proceeds related to the sale of assets	9	—	1.1	113.0	1.2
Net cash provided by (used in) investing activities		(21.8)	(10.1)	71.5	(22.3)

Financing activities:
Borrowings under credit facility	7	—	—	48.0	—
Repayments under credit facility	7	(45.5)	(61.0)	(157.0)	(121.9)
Payment of lease obligations		(9.5)	(9.6)	(18.8)	(18.0)
Repurchase of capital stock for cancellation	8	(22.8)	—	(67.3)	—
Purchase of treasury stock for stock-based plans	8	—	(13.1)	—	(13.1)
Finance costs paid (b)	7	(12.0)	(7.0)	(23.5)	(16.2)
Net cash used in financing activities		(89.8)	(90.7)	(218.6)	(169.2)

Net increase (decrease) in cash and cash equivalents		(21.3)	(36.2)	14.5	(43.6)
Cash and cash equivalents, beginning of period		457.8	472.1	422.0	479.5
Cash and cash equivalents, end of period		$436.5	$435.9	$436.5	$435.9
(a) Other charges (recoveries) in the first half of 2019 consists of the $102.0 gain on sale of the Toronto real property, net of a $3.8 non-cash restructuring charge.
(b) Finance costs paid include debt issuance costs paid of nil and $0.3, respectively, in the second quarter and first half of 2020 (second quarter and first half of 2019 — $0.9 and $1.8, respectively).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2020 (Q2 2020 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q2 2020 Interim Financial Statements should be read in conjunction with our 2019 annual audited consolidated financial statements (2019 AFS), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2020 and our financial performance, comprehensive income (loss) and cash flows for the three and six months ended June 30, 2020 (referred to herein as Q2 2020 and 1H 2020, respectively). The Q2 2020 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2020 Interim Financial Statements were authorized for issuance by our board of directors on July 28, 2020.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in our impairment testing of our non-financial assets (see below). Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.
As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID-19) pandemic, we reviewed the estimates, judgments and assumptions used in the preparation of our financial statements in each of the first quarter of 2020 (Q1 2020) and Q2 2020, including with respect to: the determination of whether indicators of impairment exist for our assets and cash generating units (CGUs), the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs, the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities, and in Q2 2020, our eligibility for COVID-19-related government subsidies that we recognized in Q2 2020. See note 12. We also assessed the impact of COVID-19 on the estimates and judgments used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory. Although we determined that no significant revisions to such estimates, judgments or assumptions were required for either Q1 2020 or Q2 2020 as a result of COVID-19, revisions may be required in future periods to the extent that the negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material adverse impact on our results of operations and financial condition. While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including the duration and effect of government-mandated production site closures and the impact on overall customer demand, cannot be reasonably estimated at this time. Although we

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

expect COVID-19-related disruptions to continue throughout 2020, we believe that our long-term estimates and assumptions are appropriate.

Additional significant accounting policies since 2019 AFS:

Accounting for Government Subsidies:

We receive government subsidies from time to time related to operating expenditures or equipment purchases. We recognize such subsidies when there is reasonable assurance that we will comply with the conditions required to qualify for the subsidy, and that the subsidy will be received. If we receive a subsidy but cannot reasonably assure that we will comply with the conditions of the subsidy, we will defer recognition of the subsidy and record a liability on our consolidated balance sheet until the conditions are fulfilled. For subsidies that relate to operating expenditures, we recognize the subsidy as a reduction to the expense that the subsidy was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred. For subsidies that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred, and we calculate amortization on the net amount. See note 12.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined. There has been no change in either the determination of our segments, or how segment performance is measured, from that described in our 2019 AFS.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2019		2020		2019		2020
		% of total		% of total		% of total		% of total
ATS	$562.7	39%	$500.3	34%	$1,140.9	40%	$1,047.3	37%
CCS	882.9	61%	992.1	66%	1,737.8	60%	1,763.7	63%
Communications end market revenue as a % of total revenue		39%		43%		39%		41%
Enterprise end market revenue as a % of total revenue		22%		23%		21%		22%
Total	$1,445.6		$1,492.4		$2,878.7		$2,811.0

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended June 30				Six months ended June 30
	Note	2019		2020		2019		2020
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$15.8	2.8%	$15.5	3.1%	$30.9	2.7%	$30.2	2.9%
CCS segment income and margin		20.9	2.4%	35.3	3.6%	40.9	2.4%	58.7	3.3%
Total segment income		36.7		50.8		71.8		88.9
Reconciling items:
Finance costs		12.6		8.9		26.2		19.7
Employee stock-based compensation (SBC) expense		8.2		7.7		20.0		19.0
Amortization of intangible assets (excluding computer software)		6.4		5.7		12.8		11.4
Other Charges (recoveries)	9	10.5		7.3		(81.0)		15.3
IFRS earnings (loss) before income taxes		$(1.0)		$21.2		$93.8		$23.5

Customers:

For Q2 2020 and 1H 2020, we had one customer (Cisco Systems, Inc (Cisco)), in our CCS segment, that individually represented 10% or more of total revenue. For the second quarter of 2019 (Q2 2019) and the first half of 2019 (1H 2019), we had two customers, one from each of our segments, that individually represented 10% or more of total revenue.

In October 2019, we came to a mutual agreement with Cisco, our largest customer, to a phased exit of existing programs commencing in 2020 (Cisco Disengagement). In Q2 2020, revenue from Cisco represented 10% of our total revenue (Q2 2019 — 12%).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter of each year. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns as we adjust to this shift. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In 2018, we completed the acquisitions of Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt Holdings, LLC (Impakt). The original purchase price of each acquisition was reduced in connection with a working capital adjustment during 2019 ($1.4 for Atrenne in the first quarter of 2019 (Q1 2019) for a final purchase price of $140.3, net of cash acquired; and $1.3 for Impakt in the third quarter of 2019 for a final purchase price of $324.1, net of cash acquired).

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incurred charges in 2019 related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition. Collectively, these costs and charges are referred to as Acquisition Costs. In Q2 2020 and 1H 2020, we recorded no Acquisition Costs. In Q2 2019 and 1H 2019, we recorded Acquisition Costs of $1.8 and $3.1, respectively, in other charges in our consolidated statement of operations, including $1.6 and $2.2, respectively, of such re-measurement charges.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
To replace an A/R sales program that expired in January 2020, and based on a review of our requirements, we entered into an agreement, effective March 6, 2020, with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit the cash to the bank once it is collected. In addition, we participate in two SFPs (one with a CCS segment customer, and commencing in the fourth quarter of 2019, one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. At June 30, 2020, we sold $80.5 of A/R under our new A/R sales program (December 31, 2019 — $90.6 under the prior A/R sales program) and $94.5 of A/R under the SFPs (December 31, 2019 — $50.4).

The A/R sold under these programs are de-recognized from our A/R balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We pay discount charges which we record as finance costs in our consolidated statement of operations.

Contract assets:

At June 30, 2020, our A/R balance included $258.3 of contract assets (December 31, 2019 — $226.7) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $6.2 and $8.8 for Q2 2020 and 1H 2020, respectively, primarily with respect to aged inventory, the majority of which (in each period) related to our ATS segment, and in particular for Q2 2020, provisions in our aerospace and defense business in part due to reduced demand, and for specific disengaging customers. We recorded net inventory provisions of $1.5 and $6.2 for Q2 2019 and 1H 2019, respectively, as a result of an increase in our overall aged inventory levels, related primarily to our ATS segment. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of June 30, 2020 totaled $222.2 (December 31, 2019 — $121.9) and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.             CREDIT FACILITIES AND LEASE OBLIGATIONS

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), maturing in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan required quarterly principal repayments of $0.875, and the Incremental Term Loan required quarterly principal repayments of $0.625, and in each case require a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. We determined that a mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was due in Q2 2020 based on this provision (which has been paid as described below). In addition, prepayments of outstanding

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (but excluding proceeds from our Toronto property sale). No prepayments are currently anticipated under the net cash proceeds provision in 2020.

During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan. In order to reduce the amount outstanding under the Incremental Term Loan, we also prepaid an aggregate of $60.0 thereunder during Q1 2020. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0. In order to reduce the amount outstanding under the Initial Term Loan, we prepaid $47.0 thereunder on April 27, 2020. This prepayment was first applied to the Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment eliminated the remainder of the ECF Amount. Subsequent to this prepayment, we prepaid an additional $14.0 under the Term Loans in June 2020 ($1.5 under the Initial Term Loan and $12.5 under the Incremental Term Loan).

For Q2 2019 and 1H 2019, we made aggregate scheduled quarterly principal repayments of $1.5 and $3.0, respectively, under the Term Loans. During Q2 2019 and 1H 2019, we borrowed nil and $48.0, respectively, and we repaid $44.0 and $154.0, respectively, under our Revolver. Also see note 9(b).

At June 30, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2019 — in compliance).

The following table sets forth our outstanding borrowings under the Credit Facility*, and our lease obligations, at the dates shown:

	December 31 2019	June 30 2020
Borrowings under the Revolver (1)	$—	$—
Borrowings under the Term Loans (1)	592.3	470.4
Total borrowings under Credit Facility	592.3	470.4
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.7)	(8.7)
Lease obligations	116.1	110.5
	$698.7	$572.2
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$139.6	$76.3
Long-term portion of borrowings under Credit Facility and lease obligations	559.1	495.9
	$698.7	$572.2
* excluding ordinary course letters of credit.
(1) We incurred debt issuance costs upon execution of the Credit Facility, and incur further debt issuance costs (as applicable) in connection with subsequent security arrangements. Aggregate debt issuance costs incurred as of June 30, 2020 in connection with our Revolver totaling $4.2 (nil for each of Q2 2020 and 1H 2020) were deferred as other assets on our consolidated balance sheets and are amortized over its term. Aggregate debt issuance costs incurred as of June 30, 2020 in connection with our Term Loans totaling $11.9 (nil for each of Q2 2020 and 1H 2020) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. We paid aggregate debt issuance costs of nil and $0.3 in Q2 2020 and 1H 2020, respectively, and $0.9 and $1.8 in Q2 2019 and 1H 2019, respectively.

At June 30, 2020, we had $21.2 outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2). At June 30, 2020, we also had $13.3 (December 31, 2019 — $13.3) of outstanding letters of credit and surety bonds issued outside of the Revolver.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned. We paid finance costs of $7.0 and $16.2 in Q2 2020 and 1H 2020, respectively (Q2 2019 and 1H 2019 — $12.0 and $23.5, respectively).

At June 30, 2020, we had a total of $142.7 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2019 — $142.5). There were no amounts outstanding under these overdraft facilities at June 30, 2020 or December 31, 2019.

8.             CAPITAL STOCK

SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2019	2020	2019	2020
Aggregate cost(1) of SVS repurchased for cancellation	$22.8	$—	$67.3	$—
Number of SVS repurchased for cancellation (in millions)	3.2	—	8.3	—
Weighted average price per share for repurchases	$7.15	$—	$8.15	$—
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$13.1	$—	$13.1
Number of SVS repurchased for delivery under SBC plans (in millions)	—	2.0	—	2.0

(1) Includes transaction fees.
Our Credit Facility prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was in effect during Q2 2020 and 1H 2020 (and at June 30, 2020).

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. The Repurchase Restriction is not applicable to open market purchases for this purpose. At June 30, 2020, the broker held 2.1 million SVS with a value of $14.0 (December 31, 2019 — 1.7 million SVS with a value of $14.8) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 1.6 million of the SVS held as of December 31, 2019 to settle restricted share unit (RSU) awards that vested during Q1 2020 and 1H 2020.

We grant RSUs and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the 3-year vesting period. We also grant deferred share units and RSUs (under specified circumstances) to directors as compensation under the Directors' Share Compensation Plan.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Information regarding RSU and PSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2019	2020	2019	2020
RSUs Granted:
Number of awards (in millions)	0.2	0.1	2.7	2.2
Weighted average grant date fair value per unit	$6.76	$6.03	$7.97	$8.70

PSUs Granted:
Number of awards (in millions, representing 100% of target)	0.03	0.02	2.1	1.7
Weighted average grant date fair value per unit	$6.86	$5.53	$8.16	$9.88

Information regarding employee SBC expense and director SBC expense for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2019	2020	2019	2020
Employee SBC expense in cost of sales	$3.4	$3.0	$10.0	$7.8
Employee SBC expense in SG&A	4.8	4.7	10.0	11.2
Total	$8.2	$7.7	$20.0	$19.0

Director SBC expense in SG&A	$0.6	$0.5	$1.2	$1.0

9.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2019	2020	2019	2020
Restructuring (a)	$9.0	$7.3	$16.1	$15.3
Transition Costs (Recoveries) (b)	0.6	—	(98.2)	—
Acquisition Costs and other (c)	0.9	—	1.1	—
	$10.5	$7.3	$(81.0)	$15.3
(a)    Restructuring:
At the end of 2019, we completed our cost efficiency initiative, which consisted of restructuring actions related to the review of our CCS segment portfolio (CCS Review) and our capital equipment business. We recorded an aggregate of $81.3 in restructuring charges under this initiative (which commenced in the fourth quarter of 2017). See note 16(a) to our 2019 AFS for further detail.
We have implemented a new $30 million restructuring program for 2020, associated primarily with the Cisco Disengagement, as well as other actions intended to adjust our cost base in response to shifting demand, due in part to the impact of COVID-19. During Q2 2020 and 1H 2020, we recorded restructuring charges of $7.3 and $15.3, respectively (Q2 2019 and 1H 2019 — $9.0 and $16.1, respectively). Our restructuring charges for Q2 2020 included actions to right-size our commercial aerospace facilities and industrial business in response to ongoing reductions in demand.

We recorded cash charges of $7.1 and $13.6 for Q2 2020 and 1H 2020, respectively, primarily for employee termination costs, and non-cash charges of $0.2 and $1.7, respectively, reflecting the write down of ROU assets for vacated properties in Q2 2020 and the write down of certain equipment related to disengaged programs in Q1 2020. We recorded cash charges of $5.9 and $12.3 for Q2 2019 and 1H 2019, respectively, primarily for employee termination costs in Q2 2019, and employee and lease termination costs in 1H 2019, and non-cash charges of $3.1 and $3.8, respectively, to write down certain equipment related to our capital

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

equipment business, as well as disengaged programs in connection with our CCS Review. At June 30, 2020, our restructuring provision was $6.9 (December 31, 2019 — $11.2), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):
On March 7, 2019, we completed the sale of our Toronto real property for proceeds of $113.0, and recorded a gain of $102.0 (Property Gain) on such sale in other charges (recoveries). Such proceeds were used to repay $110.0 of the then-outstanding amounts under our Revolver in Q1 2019 (see note 7).
In connection with relocations related to such sale, we capitalized building improvements and equipment costs related to our new manufacturing site (nil in each of Q2 2020 and 1H 2020; nil and $1.2 in Q2 2019 and 1H 2019, respectively), and our temporary corporate headquarters (nil in each of Q2 2020 and 1H 2020; $0.6 and $5.0 in Q2 2019 and 1H 2019, respectively), and incurred Toronto Transition Costs, as defined below (nil in each of Q2 2020 and 1H 2020; $0.6 and $3.8 in Q2 2019 and 1H 2019, respectively) which we recorded in other charges. See note 7 to the 2019 AFS for a description of total capitalized costs and Toronto Transition Costs incurred in connection with such sale and related relocations through December 31, 2019. We also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters, to be built by such purchaser on the site of our former location (see note 24 to the 2019 AFS for further details).
Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of certain capital equipment manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the Property Gain.
No Internal Relocation Costs were recorded in Q2 2020 or 1H 2020 or the prior year periods.

(c)    Acquisition Costs and other:

During Q2 2020 and 1H 2020, we recorded no Acquisition Costs (Q2 2019 and 1H 2019 — $1.8 and $3.1 of Acquisition Costs, respectively). See note 4. Acquisition Costs in Q2 2019 and 1H 2019 were offset in part by legal recoveries (for prior period freight charges) in connection with the settlement of class action lawsuits in which we were a plaintiff.

10.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
For Q2 2020, our net income tax expense of $7.9 was favorably impacted by $3.0 of deductible temporary differences as a result of changes in tax rates in certain jurisdictions, offset in large part by $2.5 of tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries (Repatriation Expense). Taxable foreign exchange impacts in Q2 2020 were not significant. For 1H 2020, our net income tax expense of $13.4 was favorably impacted by a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020, offset in large part by a $5.5 Repatriation Expense. Taxable foreign exchange impacts in 1H 2020 were not significant.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

For Q2 2019 and 1H 2019, our net income taxes were favorably impacted by a $1.3 reversal of previously-recorded tax liabilities resulting from the favorable conclusion of a liquidation audit in Asia, as well as $3.3 in certain previously-recorded tax uncertainties becoming statute-barred. These income tax benefits were offset in part by additional taxes due to adverse taxable foreign exchange impacts arising from the weakening of the Chinese renminbi relative to the U.S. dollar. There was no net tax impact in connection with the sale of our Toronto real property in Q1 2019, as the Property Gain was offset by the utilization of previously unrecognized tax losses.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Initial Term Loan, we entered into 5-year agreements in August 2018 (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. See note 21 to our 2019 AFS for further detail regarding the Initial and Incremental Swaps. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. Our unhedged borrowings under the Credit Facility at June 30, 2020 were $120.4, consisting of unhedged amounts outstanding under the Term Loans (no amounts were outstanding under the Revolver at June 30, 2020). Also see note 7.
At June 30, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $20.5 (December 31, 2019 — net unrealized loss of $12.1) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the hedge loss of the swaps is recorded in accumulated OCI. The realized portion of the hedge loss of the swaps is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.
Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Our major currency exposures at June 30, 2020 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2020.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$1.8	$16.1	$1.7
Accounts receivable	3.6	41.8	3.9
Income taxes and value-added taxes receivable	—	1.6	2.1
Other financial assets	—	1.1	0.4
Pension and non-pension post-employment liabilities	(73.7)	(0.5)	(18.8)
Income taxes and value-added taxes payable	(0.3)	(0.8)	(2.3)
Accounts payable and certain accrued and other liabilities and provisions	(73.5)	(32.3)	(34.5)
Net financial assets (liabilities)	$(142.1)	$27.0	$(47.5)

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At June 30, 2020, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$251.2	$0.73	12	$5.9
Thai baht	115.6	0.03	12	2.7
Malaysian ringgit	47.7	0.24	12	(0.6)
Mexican peso	18.1	0.05	12	(1.5)
British pound	1.1	1.23	4	—
Chinese renminbi	38.1	0.14	12	(0.3)
Euro	38.9	1.12	12	(0.5)
Romanian leu	27.7	0.23	12	0.5
Singapore dollar	20.9	0.72	12	(0.1)
Other	15.8	—	4	—
Total	$575.1			$6.1
At June 30, 2020, the fair value of our outstanding contracts was a net unrealized gain of $6.1 (December 31, 2019 — net unrealized gain of $4.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur as the pandemic continues, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts in connection with our assessments.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase all the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of our A/R, and borrowings available under the Revolver and potentially available under intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

12.     GOVERNMENT SUBSIDIES
The governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making subsidies, grants or credits available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance program contributions (in certain countries), in each case subject to limits and other specified criteria (collectively, Subsidies). We determined that we qualify for an estimated aggregate of $15 of Subsidies related to COVID-19 for Q2 2020 from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold ($12) and SG&A ($3) on our consolidated statement of operations during the quarter. We have either submitted, or expect to submit, claims for such Subsidies. As of June 30, 2020, we received approximately $6 of such Subsidies. The most significant of the COVID-19 related Subsidies that we recognized are provided under the Canadian Emergency Wage Subsidy (CEWS) announced by the Government of Canada in April 2020. We will continue to evaluate all applicable government relief programs and intend to apply for any subsequent application periods, if we meet the qualification criteria. The Subsides we recognized in Q2 2020 helped to largely offset the COVID-19-related costs we incurred in Q2 2020, comprised of direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, and idle labor costs resulting from shelter-in-place orders and manufacturing capacity restrictions, as well as incremental direct costs for labor, expedite fees and freight premiums, costs for cleaning supplies and personal protective equipment, and IT-related costs to support our work-from-home arrangements.

13.         COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. See note 24 to the 2019 AFS for further details. The assessments and re-assessments, including interest and penalties, currently total approximately 29 million Brazilian real (approximately $5 at period-end exchange rates) for all such years, down from original assessments totaling approximately 39 million Brazilian real (approximately $7 at period-end exchange rates). The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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